Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

April 20, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Canoo Inc.
Registration Statement on Form S-3
Filed February 10, 2023 and amended April 10, 2023
File No. 333-269695

Ladies and Gentlemen:

Canoo Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-269695), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 10, 2023, as amended by the Pre-Effective Amendment No. 1 to Form S-3 filed with the Commission on April 10, 2023 (as so amended, the “Registration Statement”) to 4:00 p.m., Eastern Time, on Friday, April 21, 2023, or as soon thereafter as practicable.

Please contact Kevin Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Hector Ruiz
Hector Ruiz
General Counsel and Corporate Secretary